                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934


For the month of: January 2003                   Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                                CALGARY, ALBERTA
                                 CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F                Form 40-F     X
                         ---------                ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               Yes                      No            X
                         ---------                ---------

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

               N/A

                                  EXHIBIT INDEX

       EXHIBIT             DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
          1                EARNINGS RELEASE DATED
                           JANUARY 21, 2003
                           RE: 2002 FOURTH QUARTER RESULTS

                                    EXHIBIT 1

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SUNCOR ENERGY INC.

Date: January 21, 2003                  By:   "JANICE B. ODEGAARD"
                                            ------------------------------------
                                            JANICE B. ODEGAARD
                                            Vice President, Associate General
                                            Counsel and Corporate Secretary

FOR IMMEDIATE RELEASE

JANUARY 21, 2003

    PRODUCTION INCREASE OF 53% BOOSTS FINANCIAL PERFORMANCE AT SUNCOR ENERGY
      COMPANY SETS NEW RECORDS, EXCEEDS BILLION DOLLAR MARK FOR CASH FLOW

ALL FINANCIAL FIGURES ARE UNAUDITED AND IN CANADIAN DOLLARS UNLESS NOTED OTHERWISE. NATURAL GAS CONVERTS TO BARRELS OF OIL EQUIVALENT AT A 6:1 RATIO (SIX MILLION CUBIC FEET OF NATURAL GAS CONVERTS TO ONE THOUSAND BARRELS OF OIL EQUIVALENT).

CALGARY, ALBERTA - Suncor Energy Inc. announced today that it boosted production by 53 per cent in 2002, a key contributor to generating record financial performance for the company. In 2002 net earnings were $761 million ($1.64 per common share), compared to the company's previous record of $388 million ($0.79 per common share) in 2001. For the first time in the company's history, cash flow provided from operations exceeded the billion dollar mark, increasing to $1.44 billion ($3.11 per common share) in 2002, compared to $831 million ($1.76 per common share) in 2001.

Excluding a non-recurring gain on the sale of the company's retail natural gas marketing business, a positive future tax revaluation, and the effects of foreign currency translation on U.S. dollar denominated long-term debt and preferred securities, 2002 net earnings were $708 million ($1.52 per common share).

It was Suncor's expanded oil sands operations, buoyed by rising commodity prices, which enabled record breaking financial performance.

Total company production for the year averaged 239,500 barrels of oil equivalent
(BOE) per day, up from the 156,600 BOE per day average recorded in 2001. Suncor's oil sands facility generated the largest part of this total, averaging 205,800 barrels per day during 2002, compared to production of 123,200 barrels per day in 2001.

"We ended the year with strong operational performance. For the first time in the company's history, we exceeded the billion dollar mark for cash flow, generating record-setting financial results for our shareholders," said Rick George, president and chief executive officer. "The goal now is to carry that momentum into 2003, increasing oil sands production while reducing operating costs and positioning the company for future growth."

In 2002, cash operating costs at Suncor's oil sands operation averaged $13.20 per barrel (excluding start-up costs). Suncor expects the 2003 average to be reduced to $12.50 per barrel (excluding start-up costs), which takes into account a 30-day maintenance shutdown of one of the company's two oil sands upgraders during the second quarter.

"We're going to be relentless in our drive to bring down costs with a goal of exiting 2003 with cash operating costs at $10 to $11 per barrel," said George.

Suncor's total production plan for 2003 is about 250,000 BOE per day. This represents average production of 215,000 barrels per day from the company's oil sands operation and about 35,000 BOE per day from Suncor's natural gas business. Growth projects continue to be a focus for the company, as Suncor's Firebag In-situ Oil Sands Project and vacuum tower expansion remain on budget and on schedule. Together, these two projects are expected to increase production at Suncor's oil sands operation to an average of 260,000 barrels per day in 2005.

"Suncor is going into 2003 with four key priorities. In the next twelve months we will focus on reducing costs and increasing production from our existing oil sands assets, while continuing to build the foundation for the next stages of our oil sands growth strategy," said George. "At the same time, we plan to continue to direct part of our cash flow to reducing Suncor's net debt."

In 2002, the company paid down more than $450 million of its net debt. As of December 31, 2002 the company's net debt was $2.7 billion. Suncor is targetting to reduce that to $2.4 billion by the end of 2003.

FOURTH QUARTER, 2002

Net earnings for the fourth quarter of 2002 were $258 million ($0.56 per common share), compared to $26 million ($0.04 per common share) in the fourth quarter of 2001. Suncor's cash flow provided from operations for the fourth quarter was $460 million ($1.00 per common share), compared with $133 million ($0.27 per common share) during the same period last year.

Excluding the effects of foreign currency translation on the company's U.S. dollar denominated long-term debt and preferred securities, 2002 fourth quarter net earnings were $256 million ($0.55 per common share).

Suncor's production for the fourth quarter of 2002 averaged 261,800 BOE per day, compared with 186,700 BOE per day during the same period in 2001.

The higher production numbers reflect increased capacity at Suncor's oil sands business where fourth quarter production exceeded design capacity, averaging 227,600 barrels per day, up from the 153,000 barrels per day the operation generated during the fourth quarter of 2001. A planned nine-day maintenance shutdown on one of two sets of hydrotreaters in November did not impact total production, but did reduce the proportion of higher value sweet crude in Suncor's sales mix for the quarter.

In the fourth quarter, Suncor realized after-tax crude oil and foreign exchange hedging losses of approximately $55 million. For 2002, hedging losses were $160 million after-tax, compared to $148 million in 2001.

------------------------------------------------------------------------------------------------------------------------
                                                              Oil Sands Cash Operating Costs
                                                                (dollars per sales barrel)
------------------------------------------------------------------------------------------------------------------------
                                       Year ended           Year ended        Three months ended,    Three months ended,
                                    December 31, 2002    December 31, 2001     December 31, 2002      December 31, 2001
------------------------------------------------------------------------------------------------------------------------
Cash operating costs                            13.20                11.90                 12.45                   9.35
------------------------------------------------------------------------------------------------------------------------
Project start-up costs                           0.05                 5.10                  0.05                   8.10
------------------------------------------------------------------------------------------------------------------------
Total cash operating costs                      13.25                17.00                 12.50                  17.45
------------------------------------------------------------------------------------------------------------------------
Non cash operating costs                         3.90                 2.60                  4.05                   1.95
------------------------------------------------------------------------------------------------------------------------
Total operating costs                           17.15                19.60                 16.55                  19.40
------------------------------------------------------------------------------------------------------------------------

OUTLOOK FOR THE FIRST QUARTER AND FULL-YEAR, 2003

Suncor's outlook for the first quarter of 2003 and full year provides disclosure to investors and potential investors of expected outcomes and ensures they receive access to the same information at the same time. An update to this outlook will be provided shortly after the end of the first quarter when a Guidance Report is issued. Suncor's financial results for the first quarter will be finalized and publicly released on April 24, 2003.

--------------------------------------------------------------------------------------------------------------------
                                                    Q1 2003 OUTLOOK                   2003 FULL YEAR OUTLOOK
--------------------------------------------------------------------------------------------------------------------
OIL SANDS

Production (bpd)                                  220,000 to 225,000                         215,000*

Sales total (bpd)                                 220,000 to 225,000                         215,000
/ / Light sweet                                           51%                                  51%
/ / Diesel                                                11%                                  11%
/ / Light sour / bitumen                                  38%                                  38%

Realization on crude sales basket           WTI @ Cushing less CDN$4.00 to        WTI @ Cushing less CDN$4.00 to
                                                   $4.50 per barrel                      $4.50 per barrel

Cash operating costs                         $13.25 to $13.75 per barrel               $12.50 per barrel
(excluding project start-up costs)
--------------------------------------------------------------------------------------------------------------------
NATURAL GAS

Natural gas (mmcf per day)                            180 to 185                            185 to 190
Natural gas liquids (bpd)                                1,900                                2,000
Crude oil (bpd)                                          1,300                                1,300

Annual production (BOE/day)                                                                   35,000
--------------------------------------------------------------------------------------------------------------------
* Production at Suncor's oil sands operation will be lower than capacity as a result of a 30-day maintenance shutdown, scheduled to start April 28. The maintenance work, done every four to five years, will result in the shutdown of one of the company's two oil sands upgraders. Production at the oil sands operation is expected to average 110,000 barrels per day during the maintenance period.
--------------------------------------------------------------------------------------------------------------------

Factors that could potentially impact the first quarter, 2003 include:

/ / Suncor's future financial performance is closely linked to oil and natural gas prices and exchange factors. Volatility may impact results. The volatility in natural gas prices can also impact the costs of Suncor's Oil Sands and Energy Marketing and Refining segments.

/ / Extreme cold weather, which can have an impact on oil sands mining, upgrading and transportation of products, is possible in the first quarter.

/ / Refining margins are currently between 5.3 cents per litre (cpl) and 5.5 cpl, compared to 6.6 cpl in the fourth quarter of 2002. Retail margins are currently between 7.0 cpl and 7.2 cpl, compared to 6.5 cpl in the fourth quarter of 2002.

/ / The realization on the crude sales basket can be impacted by Suncor's sales mix as well as general market conditions, which can impact differentials.

Suncor Energy is an integrated Canadian energy company. Suncor's oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets custom-blended refinery feedstock and diesel fuel. Suncor is also a conventional natural gas producer in Western Canada, and operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. As Suncor meets today's energy needs, the company invests in renewable energy for the future. Suncor's common shares (symbol: SU) and preferred securities are listed on the Toronto and New York stock exchanges.

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON SUNCOR'S CURRENT EXPECTATIONS, ESTIMATES, PROJECTIONS AND ASSUMPTIONS MADE IN LIGHT OF ITS EXPERIENCE AND ITS PERCEPTION OF HISTORICAL TRENDS. THE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF, AND SUNCOR UNDERTAKES NO DUTY TO UPDATE THESE STATEMENTS TO REFLECT SUBSEQUENT CHANGES IN ASSUMPTIONS (OR THE TRENDS OR FACTORS UNDERLYING THEM) OR ACTUAL EVENTS OR EXPERIENCE.

ALL STATEMENTS THAT ADDRESS EXPECTATIONS OR PROJECTIONS ABOUT THE FUTURE, INCLUDING STATEMENTS ABOUT SUNCOR'S STRATEGY FOR GROWTH, EXPECTED AND FUTURE PRODUCTION VOLUMES, OPERATING AND FINANCIAL RESULTS, ARE FORWARD-LOOKING STATEMENTS. SOME OF THE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS LIKE "GOAL," EXPECTS," AND SIMILAR EXPRESSIONS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AS THEY ARE BASED ON CURRENT FACTS AND ASSUMPTIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, SOME THAT ARE SIMILAR TO OTHER OIL AND GAS COMPANIES AND SOME THAT ARE UNIQUE TO SUNCOR.

SUNCOR'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY ITS FORWARD-LOOKING STATEMENTS AS A RESULT OF KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN THE GENERAL ECONOMIC, MARKET AND BUSINESS CONDITIONS; FLUCTUATIONS IN SUPPLY AND DEMAND FOR SUNCOR'S PRODUCTS; FLUCTUATIONS IN COMMODITY PRICES; FLUCTUATIONS IN CURRENCY EXCHANGE RATES; SUNCOR'S ABILITY TO RESPOND TO CHANGING MARKETS AND ACCESS THE CAPITAL MARKETS; THE ABILITY OF SUNCOR TO RECEIVE TIMELY REGULATORY APPROVALS; THE SUCCESSFUL AND TIMELY IMPLEMENTATION OF ITS GROWTH PROJECTS INCLUDING THE FIREBAG IN-SITU OIL SANDS PROJECT AND VOYAGEUR; THE INTEGRITY AND RELIABILITY OF SUNCOR'S CAPITAL ASSETS; THE CUMULATIVE IMPACT OF OTHER RESOURCE DEVELOPMENT PROJECTS; SUNCOR'S ABILITY TO COMPLY WITH CURRENT AND FUTURE ENVIRONMENTAL LAWS; THE ACCURACY OF SUNCOR'S PRODUCTION ESTIMATES AND PRODUCTION LEVELS AND ITS SUCCESS AT EXPLORATION AND DEVELOPMENT DRILLING AND RELATED ACTIVITIES; THE MAINTENANCE OF SATISFACTORY RELATIONSHIPS WITH UNIONS, EMPLOYEE ASSOCIATIONS, JOINT VENTURERS, SUPPLIERS AND CUSTOMERS; COMPETITIVE ACTIONS OF OTHER COMPANIES, INCLUDING INCREASED COMPETITION FROM OTHER OIL AND GAS COMPANIES OR FROM COMPANIES WHICH PROVIDE ALTERNATIVE SOURCES OF ENERGY; THE UNCERTAINTIES RESULTING FROM POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO EXPLORATION OR DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES; ACTIONS BY GOVERNMENTAL AUTHORITIES INCLUDING INCREASING TAXES, CHANGES IN ENVIRONMENTAL AND OTHER REGULATIONS; THE ABILITY AND WILLINGNESS OF PARTIES WITH WHOM SUNCOR HAS MATERIAL RELATIONSHIPS TO PERFORM THEIR OBLIGATIONS TO SUNCOR; AND THE OCCURRENCE OF UNEXPECTED EVENTS SUCH AS FIRES, BLOWOUTS, FREEZE-UPS, EQUIPMENT FAILURES AND OTHER SIMILAR EVENTS AFFECTING SUNCOR OR OTHER PARTIES WHOSE OPERATIONS OR ASSETS DIRECTLY OR INDIRECTLY AFFECT SUNCOR. SEE SUNCOR'S CURRENT ANNUAL INFORMATION FORM, ANNUAL REPORT AND QUARTERLY REPORTS TO SHAREHOLDERS AND OTHER DOCUMENTS SUNCOR FILES WITH SECURITIES REGULATORY AUTHORITIES, FOR FURTHER DETAILS.

                                     - 30 -

Media & Investor Inquiries:
John Rogers, vice president, Investor Relations
(403) 269-8670

Fourth quarter financial statements (unaudited) can be obtained at www.suncor.com or by calling (403) 205-6963.

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

-------------------------------------------------------------------------------------------------------------
                                                                   Fourth quarter     Years ended December 31
-------------------------------------------------------------------------------------------------------------
($ millions)                                                        2002    2001          2002        2001
-------------------------------------------------------------------------------------------------------------
REVENUES (note 8)                                                  1 368     905         4 904       4 199
-------------------------------------------------------------------------------------------------------------
EXPENSES
Purchases of crude oil and products                                  310     313         1 298       1 595
Operating, selling and general                                       335     274         1 292       1 012
Depreciation, depletion and amortization                             162     101           585         360
Exploration                                                           11      15            26          22
Royalties                                                             28      15            98         134
Taxes other than income taxes                                         99      93           374         367
(Gain) on disposal of assets                                          (1)     (9)           (2)         (7)
(Gain) on sale of retail natural gas marketing business (note 9)      (1)      -           (38)          -
Project start-up costs                                                 1      76             3         141
Write-off of oil shale assets                                          -       -             -          48
Restructuring                                                          -       -             -          (2)
Financing expenses (notes 2 and 3)                                    28       2           124          16
-------------------------------------------------------------------------------------------------------------
                                                                     972     880         3 760       3 686
-------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                         396      25         1 144         513
-------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES
Current                                                               39     (12)           74           4
Future (notes 2 and 6)                                                99      11           309         121
-------------------------------------------------------------------------------------------------------------
                                                                     138      (1)          383         125
-------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                         258      26           761         388
Dividends on preferred securities, net of tax                         (7)     (5)          (28)        (26)
Revaluation of US$ preferred securities, net of tax (note 2)           -      (1)            1         (11)
-------------------------------------------------------------------------------------------------------------
Net earnings attributable to
  common shareholders (note 2)                                       251      20           734         351
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
PER COMMON SHARE (dollars)
Net earnings attributable to
  common shareholders (notes 2 and 5)
  - basic                                                           0.56    0.04          1.64        0.79
-------------------------------------------------------------------------------------------------------------
  - diluted                                                         0.55    0.04          1.61        0.78
-------------------------------------------------------------------------------------------------------------
Cash dividends                                                    0.0425  0.0425          0.17        0.17
-------------------------------------------------------------------------------------------------------------

See accompanying notes.

SUNCOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

---------------------------------------------------------------------------------------------------------------------------
                                                                             DECEMBER 31                       December 31
($ millions)                                                                        2002                              2001
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                                           15                                 1
  Accounts receivable                                                                403                               306
  Inventories                                                                        266                               258
  Income taxes recoverable                                                             -                                28
  Future income taxes                                                                 38                                29
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                 722                               622
Property, plant and equipment, net                                                 7 641                             7 141
Deferred charges and other                                                           185                               199
Future income taxes                                                                  135                               132
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                       8 683                             8 094
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term debt                                                                      -                                31
  Accounts payable and accrued liabilities                                           716                               672
  Income taxes payable                                                                34                                 -
  Taxes other than income taxes                                                       37                                42
  Future income taxes                                                                 10                                28
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                            797                               773
Long-term debt (note 4)                                                            2 686                             3 113
Accrued liabilities and other                                                        226                               251
Future income taxes (note 2)                                                       1 516                             1 177
Shareholders' equity (see below)                                                   3 458                             2 780
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                         8 683                             8 094
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
                                                                    NUMBER                       Number
---------------------------------------------------------------------------------------------------------------------------
Preferred securities (note 2)                                   17 540 000           523     17 540 000                525
Share capital                                                  448 971 453           578    445 956 490                555
Retained earnings (note 2)                                                         2 357                             1 700
---------------------------------------------------------------------------------------------------------------------------
                                                                                   3 458                             2 780
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

----------------------------------------------------------------------------------------------------------------------------
                                                                             Fourth quarter        Years ended December 31
----------------------------------------------------------------------------------------------------------------------------
($ millions)                                                                2002       2001            2002           2001
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Cash flow provided from operations                                           460        133           1 440            831
Decrease (increase) in operating working capital
  Accounts receivable                                                        (43)        42             (97)           101
  Inventories                                                                  -        (19)             (8)           (66)
  Accounts payable and accrued liabilities                                   184         33              44            (37)
  Taxes payable                                                               34         (1)             77            (17)
----------------------------------------------------------------------------------------------------------------------------
Cash provided from operating activities                                      635        188           1 456            812
----------------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                           (298)      (400)           (861)        (1 680)
----------------------------------------------------------------------------------------------------------------------------
NET CASH SURPLUS (DEFICIENCY) BEFORE FINANCING ACTIVITIES                    337       (212)            595           (868)
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase (decrease) in short-term debt                                         -          9             (31)           (33)
Proceeds from issuance of long-term debt (note 4)                              -          -             797            500
Net increase (decrease) in other long-term debt                             (295)       231          (1 245)           486
Issuance of common shares under stock option plan                              3          1              19             15
Dividends paid on preferred securities                                       (12)       (12)            (48)           (48)
Dividends paid on common shares                                              (19)       (17)            (73)           (72)
----------------------------------------------------------------------------------------------------------------------------
Cash provided from (used in) financing activities                           (323)       212            (581)           848
----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              14          -              14            (20)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               1          1               1             21
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                    15          1              15              1
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

------------------------------------------------------------------------------------------------------------------------
                                                                               Preferred         Share         Retained
($ millions)                                                                  Securities       Capital         Earnings
------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2000, AS PREVIOUSLY REPORTED                                         514           537            1 421
Retroactive adjustment for change in accounting policy, net of tax (note 2)           (4)            -                3
------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2000, AS RESTATED                                                    510           537            1 424
Net earnings                                                                           -             -              388
Dividends paid on preferred securities, net of tax                                     -             -              (26)
Dividends paid on common shares                                                        -             -              (72)
Issued for cash under stock option plan                                                -            15                -
Issued under dividend reinvestment plan                                                -             3               (3)
Revaluation of US$ preferred securities (note 2)                                      15             -              (11)
------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2001, AS RESTATED                                                    525           555            1 700
Net earnings                                                                           -             -              761
Dividends paid on preferred securities, net of tax                                     -             -              (28)
Dividends paid on common shares                                                        -             -              (73)
Issued for cash under stock option plan                                                -            19                -
Issued under dividend reinvestment plan                                                -             4               (4)
Revaluation of US$ preferred securities (note 2)                                      (2)            -                1
------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2002                                                                 523           578            2 357
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.  ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, with the exception of the change in accounting with respect to the translation of Foreign Currency discussed in note 2.

2.  CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the company retroactively adopted the new Canadian accounting standard for Foreign Currency Translation, and as a result, all prior periods have been restated. This new standard applies to the company's foreign-currency denominated preferred securities and long-term debt (see note
4). The impact of this new standard on the consolidated balance sheets and statements of earnings is as follows:

CHANGE IN CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------------------
                                                                                                             December 31
($ millions, increase/(decrease))                                                                 2002              2001
-------------------------------------------------------------------------------------------------------------------------

Future income taxes - long-term liabilities                                                          3                (4)
Preferred securities                                                                                (2)               15
Retained earnings                                                                                    9               (11)
-------------------------------------------------------------------------------------------------------------------------

CHANGE IN CONSOLIDATED STATEMENTS OF EARNINGS

------------------------------------------------------------------------------------------------------------------------
                                                                       fourth quarter                years ended Dec 31
------------------------------------------------------------------------------------------------------------------------
($ millions, increase/(decrease))                                   2002         2001           2002               2001
------------------------------------------------------------------------------------------------------------------------
Financing expenses                                                    (3)           -            (10)                 -
Future income taxes                                                    1            -              2                  -
Net earnings                                                           2            -              8                  -
Revaluation of US$ preferred securities, net of tax                    -           (1)             1                (11)
Net earnings attributable to common shareholders                       2           (1)             9                (11)
Per common share - basic and diluted (dollars)                         -            -          $0.02             $(0.02)
------------------------------------------------------------------------------------------------------------------------

3.  FINANCING EXPENSES

------------------------------------------------------------------------------------------------------------------------
                                                                      fourth quarter                 years ended Dec 31
------------------------------------------------------------------------------------------------------------------------
($ millions)                                                     2002           2001            2002               2001
------------------------------------------------------------------------------------------------------------------------
Interest on debt                                                   37             36             155                143
Capitalized interest                                               (7)           (33)            (22)              (125)
------------------------------------------------------------------------------------------------------------------------
   Net interest expense                                            30              3             133                 18
   Foreign exchange (gain) on long-term debt and other             (2)            (1)             (9)                (2)
------------------------------------------------------------------------------------------------------------------------
Total financing expenses                                           28              2             124                 16
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

4.  ISSUANCE OF 7.15% NOTES

On January 29, 2002, the company issued 7.15% Notes with a principal amount of $US500 million (CDN$ equivalent of $790 million at December 31, 2002). These notes bear interest, payable semi-annually, and mature on February 1, 2032. The net proceeds received were used to repay commercial paper and bank borrowings.

5.  RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

---------------------------------------------------------------------------------------------------------------------------------
                                                                           fourth quarter                years ended Dec 31
---------------------------------------------------------------------------------------------------------------------------------
($ millions)                                                           2002          2001           2002               2001
---------------------------------------------------------------------------------------------------------------------------------
Net earnings attributable to common shareholders                        251            20            734                351
Dividends on preferred securities, net of tax                             7             -(a)          28                  -(a)
Revaluation of US$ preferred securities, net of tax                       -             -(a)          (1)                 -(a)
---------------------------------------------------------------------------------------------------------------------------------
Net earnings before deducting dividends on preferred securities
   and before revaluation of US$ preferred securities                   258            20            761                351
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(millions of common shares)

Weighted-average number of common shares                                449           446            448                445
Dilutive securities
   Options/shares issued under long term incentive plans                  5             6              5                  6
Redemption of preferred securities by the issuance of common shares      19            -(a)           20                 -(a)
---------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of diluted common shares                        473           452            473                451
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(dollars per common share)

Basic earnings per share (b)                                           0.56          0.04           1.64               0.79
Diluted earnings per share                                             0.55(c)       0.04(a)        1.61(c)            0.78(a)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Common share and earnings per common share amounts in the above table reflect a two-for-one share split effective May 15, 2002.

(a) For the fourth quarter and year ended December 31, 2001, diluted earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of diluted common shares. Dividends on preferred securities, the revaluation of US$ preferred securities and the redemption of preferred securities by the issuance of common shares have an anti-dilutive impact, therefore they are not included in the calculation of diluted earnings per share.

(b) Basic earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of common shares.

(c) Diluted earnings per share is the net earnings before deducting dividends on preferred securities and revaluation of US$ preferred securities, divided by the weighted-average number of diluted common shares.

6.  INCOME TAXES

During 2002, the Alberta government enacted legislation that resulted in a decrease of 0.5% in the Alberta corporate income tax rate. This reduction, combined with a deferral in the Ontario corporate income tax rate reduction, required revaluation of the future tax balances for the company resulting in an aggregate future income tax recovery of $10 million. (In 2001, Alberta and Ontario rate changes resulted in an aggregate future income tax recovery of $43 million). The new rates are reflected in the tax provision for the current year. The income tax rate changes did not affect the company's current cash flow or liquidity.

7.  STOCK-BASED COMPENSATION

--------------------------------------------------------------------------------
A STOCK OPTION GIVES THE HOLDER THE RIGHT, BUT NOT THE OBLIGATION, TO PURCHASE COMMON SHARES AT A PREDETERMINED PRICE OVER A SPECIFIED PERIOD OF TIME.

AFTER THE DATE OF GRANT, EMPLOYEES THAT HOLD OPTIONS MUST EARN THE RIGHTS TO EXERCISE THEM. THIS IS DONE BY THE EMPLOYEE FULFILLING A TIME REQUIREMENT FOR SERVICE TO THE COMPANY, AND WITH RESPECT TO CERTAIN OPTIONS, IS SUBJECT TO ACCELERATED VESTING SHOULD THE COMPANY MEET PREDETERMINED PERFORMANCE CRITERIA. ONCE THIS RIGHT HAS BEEN EARNED, THESE OPTIONS ARE CONSIDERED VESTED. OPTIONS GRANTED TO NON-EMPLOYEE DIRECTORS VEST AND ARE EXERCISABLE IMMEDIATELY.

THE PREDETERMINED PRICE AT WHICH AN OPTION CAN BE EXERCISED IS EQUAL TO OR GREATER THAN THE MARKET PRICE OF THE COMMON SHARES ON THE DATE THE OPTIONS ARE GRANTED.

SEE BELOW FOR MORE TECHNICAL DETAILS AND NUMBERS ON THE COMPANY'S STOCK OPTION
PLANS:
--------------------------------------------------------------------------------

On April 30, 2002, the company granted 8,334,240 options to all eligible permanent full-time and part-time employees, both executive and non-executive, under its new employee stock option incentive plan ("SunShare"). Under SunShare, meeting specified performance targets may accelerate the vesting of some or all options, such that 20% of outstanding options may vest as early as 2004, up to an additional 20% of outstanding options may vest as early as 2005 and the remaining 60% of outstanding options may vest on April 30, 2008. All unvested options which have not previously expired or been cancelled will automatically vest on January 1, 2012. During 2002, in addition to the initial grant, 603,752 SunShare options were granted to new employees, of which 262,262 were granted in the fourth quarter.

Under the company's other plans, 3,450 options were granted in the fourth quarter of 2002 (1,805,450 options were granted during the year ended December 31, 2002). In 2001, 2,500 options were granted in the fourth quarter (2,180,720 options were granted during the year ended December 31, 2001).

The fair values of all common share options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options granted during the year and the weighted-average assumptions used in their determination are as noted below:

------------------------------------------------------------------------------------------------------------------------------
                                                                           fourth quarter                years ended Dec 31
------------------------------------------------------------------------------------------------------------------------------
                                                                   2002              2001           2002               2001
------------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value per option                           $12.43             $6.79         $12.08              $6.41

Annual dividend per share                                         $0.17             $0.17          $0.17              $0.17
Risk-free interest rate                                           4.85%             4.41%          5.39%              5.07%
Expected life                                                   8 YEARS           5 years        8 YEARS            5 years
Expected volatility                                                 32%               30%            31%                35%
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

The company does not recognize any compensation expense related to stock options granted to employees and non-employee directors. Had compensation expense been determined based on the fair values at the grant dates, the cost of which is recognized over the estimated vesting periods of the options granted, the company's net earnings and earnings per share would have been reduced to the amounts below:

------------------------------------------------------------------------------------------------------------------------------
                                                                            fourth quarter              years ended Dec 31
------------------------------------------------------------------------------------------------------------------------------
($ millions, except per share amounts)                                 2002           2001           2002             2001
------------------------------------------------------------------------------------------------------------------------------
Compensation expense                                                      6              -             32                9

Net earnings attributable to common shareholders
   As reported                                                          251             20            734              351
   Pro forma                                                            245             20            702              342
Basic earnings per share
   As reported                                                         0.56           0.04           1.64             0.79
   Pro forma                                                           0.55           0.04           1.57             0.77
Diluted earnings per share
   As reported                                                         0.55           0.04           1.61             0.78
   Pro forma                                                           0.54           0.04           1.54             0.76

All option amounts stated above have been adjusted as appropriate to reflect the May 15, 2002 two-for-one share split.

8.  SUPPLEMENTAL INFORMATION

------------------------------------------------------------------------------------------------------------------------------
                                                                            fourth quarter               years ended Dec 31
------------------------------------------------------------------------------------------------------------------------------
($ millions)                                                       2002               2001           2002              2001
------------------------------------------------------------------------------------------------------------------------------
Interest paid                                                        11                 18            134               129
Income taxes paid (refunded)                                         (3)                 -             (8)               23
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

CRUDE OIL HEDGES AT DECEMBER 31, 2002

------------------------------------------------------------------------------------------------------------------------------
                                                          QUANTITY                PRICE - US$                  PRICE - CDN$*
                                                          (BBL/DAY)                  (WTI)
------------------------------------------------------------------------------------------------------------------------------
2002
Crude oil swaps                                              57 000                    $20.42                         $32.26
Costless collars                                             10 000           $21.00 - $26.19                $33.17 - $41.37
Costless collars                                             12 000           $22.00 - $26.28                $34.75 - $41.51
Costless collars                                             18 000           $23.00 - $27.59                $36.33 - $43.58
Costless collars                                              3 000           $23.50 - $28.15                $37.12 - $44.47

2003
Crude oil swaps **                                           10 000                    $30.10                         $47.55
Crude oil swaps                                              15 000                    $24.46                         $38.64
Costless collars                                             44 000           $21.00 - $25.74                $33.17 - $40.66
Costless collars                                             16 000           $22.00 - $25.07                $34.75 - $39.60

2004
Crude oil swaps                                              25 000                    $22.85                         $36.09
Costless collars                                             11 000           $21.00 - $23.65                $33.17 - $37.36

2005
Crude oil swaps                                              21 000                    $21.85                         $34.51
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

During 2002, the company had in place U.S. dollar swaps in the amount of US$314 million, at an exchange rate of CDN$/US$ of $0.705.

MARGIN HEDGES AT DECEMBER 31, 2002

--------------------------------------------------------------------------------------------------------------------
                                      QUANTITY                AVERAGE MARGIN              AVERAGE MARGIN
                                      (BBL/DAY)                  US$/BBL                     CDN$/BBL*
--------------------------------------------------------------------------------------------------------------------
Refined product sale and
  crude purchase swaps***             20 700                       $4.61                        $7.28
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

*   Translated to CDN$ at the year-end exchange rate of 1.5796.
** For the period January to April, 2003 inclusive. All other crude oil positions are for the full year.
*** For the period January and February 2003.

9.  SALE OF THE RETAIL NATURAL GAS MARKETING BUSINESS

Effective May 2, 2002, the company sold its retail natural gas marketing business in the Energy Marketing and Refining segment for proceeds of $62 million, net of related closing costs and adjustments of $4 million. The pre-tax earnings impact of the sale was $38 million ($35 million after-tax). Proceeds from the sale decreased cash used in investing activities.

10. GOODWILL

Effective January 1, 2002, the company adopted the new Canadian accounting standard for Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer amortized to earnings but periodically tested for impairment. As at December 31, 2002, the annual assessment of goodwill impairment has been completed and no reduction of the carrying value of $14 million was required. Excluding goodwill amortization from prior period results does not significantly impact net earnings or earnings per share.

11. COMPARATIVE FIGURES

Prior period comparative figures have been reclassified to conform to the current period presentation.

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA
(unaudited)

                                                                                                                  Fourth quarter
--------------------------------------------------------------------------------------------------------------------------------
                                                                                   Energy
                                                                                Marketing and    Corporate and
                                              Oil Sands        Natural Gas        Refining        Eliminations        Total
--------------------------------------------------------------------------------------------------------------------------------
($ millions)                                2002     2001     2002     2001     2002     2001     2002    2001     2002     2001
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS

REVENUES
Operating revenues                           679      298       61       48      626      558        1       -    1 367      904
Intersegment revenues                        128       34       32       15        -        -     (160)    (49)       -        -
Interest                                       -        -        -        -        -        -        1       1        1        1
--------------------------------------------------------------------------------------------------------------------------------
                                             807      332       93       63      626      558     (158)    (48)   1 368      905
--------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Purchases of crude oil and products           69        9        -        -      391      355     (150)    (51)     310      313
Operating, selling and general               211      115       17       18       99       98        8      43      335      274
Depreciation, depletion
  and amortization                           127       67       20       18       14       15        1       1      162      101
Exploration                                    9        -        2       15        -        -        -       -       11       15
Royalties                                      8        5       20       10        -        -        -       -       28       15
Taxes other than income taxes                  6        3        1        1       92       89        -       -       99       93
(Gain) loss on disposal of assets              2        -       (3)      (9)       -        -        -       -       (1)      (9)
(Gain) on sale of retail natural
  gas marketing business                       -        -        -        -       (1)       -        -       -       (1)       -
Project start-up costs                         1       76        -        -        -        -        -       -        1       76
Financing expenses                             -        -        -        -        -        -       28       2       28        2
--------------------------------------------------------------------------------------------------------------------------------
                                             433      275       57       53      595      557     (113)     (5)     972      880
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES          374       57       36       10       31        1      (45)    (43)     396       25
Income taxes                                (128)     (20)     (19)       2      (12)      (1)      21      20     (138)       1
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                          246       37       17       12       19        -      (24)    (23)     258       26
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA (continued)
(unaudited)

                                                                                                                  Fourth quarter
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   Energy
                                                                                Marketing and    Corporate and
                                              Oil Sands        Natural Gas        Refining        Eliminations        Total
---------------------------------------------------------------------------------------------------------------------------------
($ millions)                                2002     2001     2002     2001     2002     2001     2002    2001     2002     2001
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOW BEFORE FINANCING ACTIVITIES

CASH PROVIDED FROM (USED IN)
 OPERATING ACTIVITIES:
  Cash flow provided from
   (used in) operations
     Net earnings (loss)                     246       37       17       12       19        -      (24)    (23)     258       26
     Exploration expenses
       Cash                                    -        -        2        8        -        -        -       -        2        8
       Dry hole costs                          -        -        -        7        -        -        -       -        -        7
     Non-cash items included
       in earnings
       Depreciation, depletion
         and amortization                    127       67       20       18       14       15        1       1      162      101
       Future income taxes                   123       17       18       (3)     (26)      22      (16)    (25)      99       11
       Current income tax provision
         allocated to Corporate                5        4        1        1       38      (21)     (44)     16        -        -
       (Gain) loss on disposal of assets       2        -       (3)      (9)       -        -        -       -       (1)      (9)
       (Gain) on sale of retail natural
         gas marketing business                -        -        -        -       (1)       -        -       -       (1)       -
       Other                                  (3)       4       (1)       1        2        -       (4)      3       (6)       8
     Overburden removal outlays              (42)      (8)       -        -        -        -        -       -      (42)      (8)
     Overburden removal outlays -
       Project Millenium (start-up period)     -      (33)       -        -        -        -        -       -        -      (33)
     Increase (decrease) in
       deferred credits and other             (3)       2       (1)       -        1        2       (8)     18      (11)      22
---------------------------------------------------------------------------------------------------------------------------------
  Total cash flow provided from
    (used in) operations                     455       90       53       35       47       18      (95)    (10)     460      133
  Decrease (increase) in operating
    working capital                           59       19       14       (8)      20       49       82      (5)     175       55
---------------------------------------------------------------------------------------------------------------------------------
  Total cash provided from (used in)
    operating activities                     514      109       67       27       67       67      (13)    (15)     635      188
---------------------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES:
  Capital and exploration
    expenditures                            (201)    (313)     (34)     (48)     (31)     (28)     (31)     (5)    (297)    (394)
  Deferred maintenance
    shutdown expenditures                     (4)      (1)       -        -        -       (9)        -       -      (4)     (10)
  Deferred outlays and
    other investments                          -        -        -        -       (1)      (9)      (1)     (1)      (2)     (10)
  Proceeds from disposals                      -        -        4       13        1        1        -       -        5       14
---------------------------------------------------------------------------------------------------------------------------------
  Total cash used in
    investing activities                    (205)    (314)     (30)     (35)     (31)     (45)     (32)     (6)    (298)    (400)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH SURPLUS (DEFICIENCY)
 BEFORE FINANCING ACTIVITIES                 309     (205)      37       (8)      36       22      (45)    (21)     337     (212)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA (continued)
(unaudited)

                                                                                                              Years ended Dec 31
--------------------------------------------------------------------------------------------------------------------------------
                                                                                   Energy
                                                                                Marketing and    Corporate and
                                              Oil Sands        Natural Gas        Refining        Eliminations        Total
--------------------------------------------------------------------------------------------------------------------------------
($ millions)                                2002     2001     2002     2001     2002     2001     2002    2001     2002     2001
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS

REVENUES
Operating revenues                         2 284    1 227      255      382    2 361    2 585        2       -    4 902    4 194
Intersegment revenues                        375      158       60       76        -        3     (435)   (237)       -        -
Interest                                       -        -        -        -        -        -        2       5        2        5
--------------------------------------------------------------------------------------------------------------------------------
                                           2 659    1 385      315      458    2 361    2 588     (431)   (232)   4 904    4 199
--------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Purchases of crude oil and products          149       99       16        9    1 564    1 721     (431)   (234)   1 298    1 595
Operating, selling and general               806      481       69       64      352      350       65     117    1 292    1 012
Depreciation, depletion and amortization     450      233       75       70       58       56        2       1      585      360
Exploration                                    9        -       17       22        -        -        -       -       26       22
Royalties                                     33       30       65      104        -        -        -       -       98      134
Taxes other than income taxes                 23       12        2        3      348      351        1       1      374      367
(Gain) loss on disposal of assets              2        1       (4)      (8)       -        -        -       -       (2)      (7)
(Gain) on sale of retail natural
  gas marketing business                       -        -        -        -      (38)       -        -       -      (38)       -
Project start-up costs                         3      141        -        -        -        -        -       -        3      141
Write-off of oil shale assets                  -        -        -        -        -        -        -      48        -       48
Restructuring                                  -        -        -       (2)       -        -        -       -        -       (2)
Financing expenses                             -        -        -        -        -        -      124      16      124       16
--------------------------------------------------------------------------------------------------------------------------------
                                           1 475      997      240      262    2 284    2 478     (239)    (51)   3 760    3 686
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE
  INCOME TAXES                             1 184      388       75      196       77      110     (192)   (181)   1 144      513
Income taxes                                (391)    (105)     (40)     (79)     (16)     (30)      64      89     (383)    (125)
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                          793      283       35      117       61       80     (128)    (92)     761      388
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
As at December 31

TOTAL ASSETS                               6 896    6 409      765      722      968      934       54      29    8 683    8 094
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

CAPITAL EMPLOYED*                          4 540    1 398      449      317      491      483      154      33    5 634    2 231
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

*   Excludes capitalized costs related to major projects in progress.

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA (continued)
(unaudited)

                                                                                                              Years ended Dec 31
--------------------------------------------------------------------------------------------------------------------------------
                                                                                   Energy
                                                                                Marketing and    Corporate and
                                              Oil Sands        Natural Gas        Refining        Eliminations        Total
--------------------------------------------------------------------------------------------------------------------------------
($ millions)                                2002     2001     2002     2001     2002     2001     2002    2001     2002     2001
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOW BEFORE FINANCING ACTIVITIES

CASH PROVIDED FROM (USED IN)
 OPERATING ACTIVITIES:
  Cash flow provided from
  (used in) operations
    Net earnings (loss)                      793      283       35      117       61       80     (128)    (92)     761      388
    Exploration expenses
      Cash                                     -        -        6       12        -        -        -       -        6       12
      Dry hole costs                           -        -       11       10        -        -        -       -       11       10
    Non-cash items included
      in earnings
      Depreciation, depletion
        and amortization                     450      233       75       70       58       56        2       1      585      360
      Future income taxes                    379       89       37       76      (35)      18      (72)    (62)     309      121
      Current income tax provision
        allocated to Corporate                12       17        3        3       51       12      (66)    (32)       -        -
      (Gain) loss on disposal of assets        2        1       (4)      (8)       -        -        -       -       (2)      (7)
      (Gain) on sale of retail
        natural gas marketing business         -        -        -        -      (38)       -        -       -      (38)       -
      Write-off of oil shale assets            -        -        -        -        -        -        -      48        -       48
      Restructuring                            -        -        -       (3)       -        -        -       -        -       (3)
      Other                                   12       (5)       2        3        9        2       (3)      8       20        8
    Overburden removal outlays              (160)     (31)       -        -        -        -        -       -     (160)     (31)
    Overburden removal outlays -
      Project Millenium (start-up period)      -      (88)       -        -        -        -        -       -        -      (88)
    Increase (decrease) in
      deferred credits and other              (8)     (13)      (1)       -        1       (3)     (44)     29      (52)      13
--------------------------------------------------------------------------------------------------------------------------------
  Total cash flow provided from
    (used in) operations                   1 480      486      164      280      107      165     (311)   (100)   1 440      831
  Decrease (increase) in operating
    working capital                         (121)     (35)      22       44      (10)      17      125     (45)      16      (19)
--------------------------------------------------------------------------------------------------------------------------------
  Total cash provided from (used in)
    operating activities                   1 359      451      186      324       97      182     (186)   (145)   1 456      812
--------------------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES:
  Capital and exploration
    expenditures                            (617)  (1 479)    (163)    (132)     (60)     (54)     (37)    (13)    (877)  (1 678)
  Deferred maintenance
    shutdown expenditures                     (9)      (5)       -       (2)     (18)      (9)       -       -      (27)     (16)
  Deferred outlays and
    other investments                         (4)      (2)       -       (1)     (18)      (9)      (2)     (7)     (24)     (19)
  Proceeds from disposals                      -       10        5       22       62        1        -       -       67       33
--------------------------------------------------------------------------------------------------------------------------------
  Total cash used in
    investing activities                    (630)  (1 476)    (158)    (113)     (34)     (71)     (39)    (20)    (861)  (1 680)
--------------------------------------------------------------------------------------------------------------------------------
NET CASH SURPLUS (DEFICIENCY)
  BEFORE FINANCING ACTIVITIES                729   (1 025)      28      211       63      111     (225)   (165)     595     (868)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

SUNCOR ENERGY INC.
HIGHLIGHTS
(unaudited)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                       2002              2001
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATIONS (4)
(dollars per common share)

For the years ended December 31
Cash flow provided from operations                                                                     3.22              1.87
Dividends paid on preferred securities (pre-tax)                                                       0.11              0.11
--------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operations after deducting dividends paid on preferred securities              3.11              1.76
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

For the quarters ended December 31
Cash flow provided from operations                                                                     1.03              0.30
Dividends paid on preferred securities (pre-tax)                                                       0.03              0.03
--------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operations after deducting dividends paid on preferred securities              1.00              0.27
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

RATIOS
For the years ended December 31

Return on average capital employed (%) (1)                                                             14.6              17.8

Return on average capital employed (%) (2)                                                             13.8               7.5
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

Net debt to cash flow provided from operations (times)                                                  1.9               3.8
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Interest coverage on long-term debt (times)
  Net earnings                                                                                          8.2               3.7
  Cash flow provided from operations                                                                   10.6               5.9
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

As at December 31
Debt to debt plus shareholders' equity (%)                                                             43.7              53.1
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

COMMON SHARE INFORMATION (4)
As at December 31

Share price at end of trading
  Toronto Stock Exchange     - $Canadian                                                              24.70             26.20
  New York Stock Exchange    - $US                                                                    15.67             16.45
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Book value per common share  - $Canadian                                                               7.70              6.23
                             - $US (3)                                                                 4.88              3.91
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

Common share options outstanding (thousands)                                                         20 326            11 768
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

For the years ended December 31
Average number outstanding, weighted monthly (thousands)                                            447 794           445 030
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Capital employed - the total of shareholders' equity and debt (short-term debt and current and long-term portions of long-term debt), less capitalized costs related to major projects in progress.

(2) If capital employed were to include capitalized costs related to major projects in progress, the return on average capital employed would be as stated on this line.

(3)  Translated to US$ at the year end exchange rate.

(4)  Reflects a two-for-one share split effective May 15, 2002.

SUNCOR ENERGY INC.
QUARTERLY OPERATING SUMMARY
(unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                                                                               For the quarter ended                  Years ended
------------------------------------------------------------------------------------------------------------------------------------
                                               DEC 31    Sept 30     June 30     Mar 31       Dec 31       DEC 31          Dec 31
                                                 2002       2002        2002       2002         2001         2002            2001
------------------------------------------------------------------------------------------------------------------------------------
OIL SANDS
PRODUCTION (a)                                  227.6      207.9       207.6      179.3        153.0        205.8           123.2
SALES (a)
- light sweet crude oil                         116.7      114.1        90.8       96.8         62.4        104.7            56.2
- diesel                                         25.6       22.4        23.8       20.2         15.3         23.0            14.8
- light sour crude oil                           73.9       54.8        73.8       70.8         64.3         68.3            42.0
- bitumen                                        12.2       15.4         8.9        0.3          4.3          9.3             8.5
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SALES                                     228.4      206.7       197.3      188.1        146.3        205.3           121.5
------------------------------------------------------------------------------------------------------------------------------------
AVERAGE SALES PRICE (b)
- light sweet crude oil                         39.02      39.80       37.07      33.55        30.22        37.56           34.17
- other (diesel, light sour
  crude oil and bitumen)                        31.04      30.86       30.33      25.53        20.12        29.58           24.86
- total                                         35.12      35.79       33.43      29.66        24.43        33.65           29.17
- total *                                       39.11      40.40       36.68      30.62        25.65        36.94           34.21
CASH OPERATING COSTS (1), (c)                   12.50      12.05       12.60      16.35        17.45        13.25           17.00
TOTAL OPERATING COSTS (2), (c)                  16.55      16.55       16.65      19.05        19.40        17.15           19.60

-----------------------------------------------------------------------------------------------------
(For the period ended)
CAPITAL EMPLOYED (3) (i)                        4 540      4 720       4 833      4 946        1 398

(for the twelve months ended)
RETURN ON AVERAGE CAPITAL EMPLOYED (3) (j)       16.8       14.6        13.4       14.2         20.1

RETURN ON AVERAGE CAPITAL EMPLOYED (4) (j)       15.6       11.8         8.7        6.9          6.4
-----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS
GROSS PRODUCTION **
Conventional
- natural gas (d)                                 182        181         179        175          180          179             177
- natural gas liquids (a)                         2.4        2.3         2.5        2.5          2.4          2.4             2.4
- crude oil (a)                                   1.5        1.3         1.7        1.4          1.3          1.5             1.5
- total gross production (e)                     34.2       33.8        34.0       33.0         33.7         33.7            33.4

AVERAGE SALES PRICE
- natural gas (f)                                4.91       3.56        3.92       3.21         3.10         3.91            6.09
- natural gas (f) *                              4.91       3.56        3.92       3.21         3.09         3.91            6.12
- natural gas liquids (b)                       35.14      31.66       28.25      22.53        23.47        29.35           34.38
- crude oil - conventional(b)                   33.20      33.57       30.99      29.15        27.17        31.72           33.92
- crude oil - conventional(b) *                 39.37      40.30       34.82      30.50        28.60        36.24           38.14

NET WELLS DRILLED
Conventional - exploratory ***                      4          3           -         14           14           21              20
             - development                          6          2           5          9            6           22              18
------------------------------------------------------------------------------------------------------------------------------------
                                                   10          5           5         23           20           43              38
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
(For the period ended)
CAPITAL EMPLOYED (i)                              449        467         473        363          317

(for the twelve months ended)
RETURN ON AVERAGE CAPITAL EMPLOYED (3) (j)        9.2        7.7        10.4       20.0         32.1
-----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

SUNCOR INC.
QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                For the quarter ended                   Years ended
------------------------------------------------------------------------------------------------------------------------------------
                                                       DEC 31   Sept 30   June 30   Mar 31     Dec 31       DEC 31           Dec 31
                                                         2002      2002      2002     2002       2001         2002             2001
------------------------------------------------------------------------------------------------------------------------------------
ENERGY MARKETING AND REFINING
REFINED PRODUCT SALES (g)
Transportation fuels
  Gasoline - retail ****                                  4.5       4.6       4.5      4.3        4.5          4.5              4.3
           - other                                        5.0       4.3       4.2      4.0        4.3          4.4              4.4
  Jet fuel                                                0.5       0.4       0.4      0.3        0.4          0.4              0.7
  Diesel                                                  3.2       2.8       3.1      2.4        2.9          2.9              3.1
------------------------------------------------------------------------------------------------------------------------------------
Total transportation fuel sales                          13.2      12.1      12.2     11.0       12.1         12.2             12.5
Petrochemicals                                            0.7       0.6       0.8      0.6        0.4          0.6              0.5
Heating oils                                              0.6       0.1       0.4      0.7        0.4          0.4              0.4
Heavy fuel oils                                           0.7       0.5       0.6      0.6        0.6          0.6              0.8
Other                                                     0.6       0.8       0.9      0.6        0.5          0.7              0.6
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REFINED PRODUCT SALES                              15.8      14.1      14.9     13.5       14.0         14.5             14.8
------------------------------------------------------------------------------------------------------------------------------------

MARGINS (h)
Refining (5)                                              6.6       4.4       3.8      4.1        3.7          4.8              5.7
Retail (6)                                                6.5       6.9       6.8      6.1        6.9          6.6              6.6

CRUDE OIL SUPPLY AND REFINING
Processed at Suncor refinery (g)                         12.0      11.1       7.8     11.3        9.2         10.6             10.2
Utilization of refining capacity (%)                      108       100        70      102         83           95               92

-------------------------------------------------------------------------------------------------------
(For the period ended)
CAPITAL EMPLOYED (i)                                      491       503       524      502        483

(for the twelve months ended)
RETURN ON AVERAGE CAPITAL EMPLOYED (3) (j)               12.5       8.3       8.6     12.6       18.4
-------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

*    Excludes the impact of hedging activities.
** Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.
***  Excludes exploratory wells in progress.
**** Excludes sales through joint venture interests.

DEFINITIONS

(1)  Cash operating costs  - operating, selling and general expenses, taxes other than income taxes and overburden cash expenditures for the period.

(2)  Total operating costs - cash and non-cash operating costs (total Oil Sands expenses less purchases of crude oil and products, royalties and exploration expenses and (gain)/loss on disposal of assets in Schedules of Segmented
                             Data)

(3)  Capital employed      - the total of shareholders' equity and debt
                             (short-term debt and current and long-term portions of long-term debt), less capitalized costs related to major projects in progress.

(4) If capital employed were to include capitalized costs related to major projects in progress, the return on average capital employed would be as stated on this line.

(5)  Refining margin       - average wholesale unit price from all products less
                             average unit cost of crude oil.

(6)  Retail margin         - average street price of Sunoco branded retail
                             gasoline net of federal excise tax and other adjustments less refining gasoline price.

(a) thousands of barrels per day       (d)  millions of cubic feet per day     (g)  thousands of cubic metres per day
(b) dollars per barrel                 (e)  thousands of barrels of oil        (h)  cents per litre
(c) dollars per barrel sold rounded         equivalent per day                 (i)  $ millions
    to the nearest $0.05               (f)  dollars per thousand cubic feet    (j)  percentage

METRIC CONVERSION

Crude oil, refined products, etc.     1m3 (cubic metre) = approx. 6.29 barrels